Exhibit (a)(1)(I)
H.I.G. Capital Announces Extension of Tender Offer for Shares of Matrixx Initiatives, Inc.
Tender offer now scheduled to expire at 5:00 p.m., New York City time, on Monday, January 31, 2011
MIAMI — January 19, 2011 — H.I.G. Capital, LLC (“H.I.G.”), a leading global private investment firm, today announced the extension of the offer period for the previously announced tender offer for all of the outstanding shares of common stock of Matrixx Initiatives, Inc. (Nasdaq: MTXX) (“Matrixx” or the “Company”) by Wonder Holdings, Inc. and Wonder Holdings Acquisition Corp., both affiliates of H.I.G. formed for the purpose of acquiring Matrixx, for $8.00 per share in cash, without interest and less any applicable withholding taxes. The tender offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on Monday, January 24, 2011, is now scheduled to expire at 5:00 p.m., New York City time, on Monday, January 31, 2011. In light of the limited time between the end of the “go-shop” period, which is, pursuant to the terms of the Agreement and Plan of Merger dated as of December 14, 2010 among Matrixx, Wonder Holdings Inc. and Wonder Acquisition Corp., scheduled to expire at 11:59 p.m., New York City time, on Saturday, January 22, 2011, and the scheduled expiration of the tender offer period at 11:59 p.m., New York City time, on Monday, January 24, 2011, the extension is being made, with the consent of the Company, for the purpose of providing holders of Matrixx common stock with additional time to evaluate their alternatives and make a decision with respect to the tender offer.
All other terms and conditions of the tender offer remain unchanged.
The depositary for the tender offer has advised that, as of January 18, 2011, approximately 5,709 shares of Matrixx common stock have been tendered and not withdrawn, representing approximately 0.06% of the outstanding shares.
About H.I.G. Capital
H.I.G. Capital is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, New York, and San Francisco in the U.S., as well as affiliate offices in London, Hamburg and Paris in Europe, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well-managed service or manufacturing businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. For more information, please refer to the H.I.G. website at www.higcapital.com.

Notice to Investors
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO has been filed by Wonder Holdings Acquisition Corp. and Wonder Holdings Inc. with the SEC in connection with the commencement of the offer, and the solicitation/recommendation statement on Schedule 14D-9 has been filed by Matrixx with the SEC with respect to the offer. The offer to purchase, forms of letter of transmittal and related documents and the solicitation/recommendation statement on Schedule 14D-9 have been mailed to the Company stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. or the Company with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 347-4750 for shareholders and all others.
Forward Looking Statements
This press release may contain “forward-looking statements”. The words “may,” “could,” should,” “would,” “believe,” anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived and risks and uncertainties relating to these matters that are discussed in documents filed with the SEC by the Company as well as in the tender offer documents that have been filed by Wonder Holdings Acquisition and Wonder Holdings and in the solicitation/recommendation statement that has been filed by the Company. H.I.G. does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.